Helen W. Brown PHONE: (901) 543-5918 FAX: (888) 789-4123 E-MAIL: hwbrown@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

August 24, 2012

VIA EDGAR AND FEDEX

U.S. Securities and Exchange Commission

Mary A. Cole, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Fidus Investment Corporation
File No.: 333-182785
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

Dear Ms. Cole:

As counsel to Fidus Investment Corporation, a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form N-2 (File No. 333-182785) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated by letter dated August 16, 2012.

For convenience of reference, each Staff comment pursuant to the August 16, 2012 letter is reprinted below in italics and is followed by the corresponding response of the Company.

We are providing to you a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on July 20, 2012 (the “Blackline”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement, including the Company’s financial statements for the second quarter ended June 30, 2012 and Management’s Discussion and Analysis related thereto. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Prospectus

1.	Comment: The Company may offer rights off the shelf. Please revise the rights undertaking in Part C of the registration statement to state that the Company will file a post-effective amendment when such rights for common stock are subsequently offered, eliminating the condition that a post-effective will only be filed if the terms of the rights offering differs materially from the terms set forth on the cover page of the prospectus. In addition, please add an undertaking that the Company will file, during any period in which offers or sales are being made, a post-effective amendment if it determines to conduct one or more offerings of the Company’s common shares at a price below its net asset value per common share at the date the offering is begun and such offering or offerings will result in greater than a 15% dilution to the Company’s net asset value per common share.

<August 24, 2012>

Response: In response to the Staff’s comment, the Company has included the requested disclosure on page C-7.

2.	Comment: In your response, please explain to the staff whether the Company may issue auction rate preferred shares and notes in this shelf offering. If so, please prominently include, as applicable and in detail, the auction risk and significant liquidity risks in the “form of prospectus and prospectus supplement. In addition, the prospectus should further clarify the liquidity risks of the securities, including whether they will be traded.

Response: The Company does not currently intend to issue any preferred shares within the next 12 months. While the Company does not currently anticipate issuing auction rate preferred securities, the Company respectfully submits that it may issue auction rate preferred shares in an offering pursuant to the Registration Statement, depending on various market conditions, at some point in the future. See for example, the disclosure in the section entitled “Description of Our Preferred Stock” on page 120 of Amendment No. 1, where the Company notes that “[t]he preferred stock may be either fixed rate preferred stock or variable rate preferred stock, which is sometimes referred to as ‘auction rate’ preferred stock.” Because the Company has the ability to issue auction rate preferred securities, the Registration Statement includes specific disclosure regarding the risks related to such securities, which is contained in the risk factors section of Amendment No. 1 on page 35 in the risk factors entitled “If we issue auction rate preferred stock…” and “If you try to sell your auction rate preferred stock…”

Similarly, Amendment No. 1 includes additional disclosure regarding the risks, including liquidity risks, relating to the Company’s issuance of preferred stock and debt securities, please see the following risk factors contained on the pages listed below in the risk factors section of Amendment No. 1:

•

page 13, Because we borrow money and may in the future issue additional senior securities, including preferred stock and debt securities, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us.

•	page 13, Funding a portion of our investments with preferred stock magnifies the potential for gain or loss and the risks of investing in us in the same way as our other borrowings.

•

Page 20, We may not be able to pay you distributions, our distributions may not grow over time, a portion of distributions paid to you may be a return of capital, and investors in our debt securities may not receive all of the interest income to which they are entitled.

•	page 23, Regulations governing our operation as a BDC affect our ability to raise, and the way in which we raise, additional capital which may have a negative effect on our growth.

•	page 34, If we issue preferred stock and/or additional debt securities, the net asset value and market value of our common stock may become more volatile.

•	page 35, The trading market or market value of our debt securities or any convertible debt securities, if issued to the public, may be volatile.

•	page 36, Our credit ratings, if any, may not reflect all risks of an investment in our debt securities or any convertible debt securities.

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•	page 36, Terms relating to redemption may materially adversely affect the return on any debt securities.

•

page 36, The issuance of subscription rights, warrants or convertible debt that are exchangeable for our common stock, will cause your interest in us to be diluted as a result of any such rights, warrants or convertible debt offering.

•

page 37, Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which could dilute our existing stockholders and may be senior to our common stock for the purposes of distributions, may harm the value of our common stock.

3.	Comment: In your response, please explain the Company’s intention to issue warrants representing rights to purchase debt securities.

Response: The Company does not intend to issue warrants representing rights to purchase debt securities within the next twelve months.

4.	Comment: Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Company’s future issuances of securities and potential sales below net asset value. Please add appropriate disclosure.

Response: The Company respectfully submits that the disclosure requested by the Staff is included on pages 21-22 of Amendment No. 1 in the risk factor entitled “Because we expect to distribute substantially all of our net investment income …” and on pages 98-101 in the section entitled “Sales of Common Stock Below Net Asset Value.” The disclosure that appears under the section entitled “Sales of Common Stock Below Net Asset Value” is similar to the disclosure included in the Company’s 2012 proxy statement presented to stockholders at the 2012 annual meeting where such stockholders voted to approve the proposal permitting the Company to sell shares below its current net asset value for one year, subject to certain restrictions as set forth in this section. For additional disclosure regarding the risk of dilution, please see the following risk factors contained on the pages listed below in the risk factors section of Amendment No. 1:

•	page 23, Regulations governing our operation as a BDC affect our ability to raise, and the way in which we raise, additional capital which may have a negative effect on our growth.

•	page 31, Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value.

•	page 32, Stockholders may experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.

•

page 32, If, in the future, we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.

•

page 36, The issuance of subscription rights, warrants or convertible debt that are exchangeable for our common stock, will cause your interest in us to be diluted as a result of any such rights, warrants or convertible debt offering.

•

page 37, Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which could dilute our existing stockholders and may be senior to our common stock for the purposes of distributions, may harm the value of our common stock.

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5.	Comment: Please provide us with an example of a form of prospectus supplement for each security that the Company may offer under the universal shelf offering. Except for certain terms which the Company is unable to currently provide, the prospectus supplements should contain all relevant information, including applicable fee tables, prior to effectiveness. We may have further comments upon review of the prospectus supplements.

Response: Pursuant to the Staff’s comment, the Company has attached hereto as Exhibits A through D, an example of a form of prospectus supplement that will be filed in connection with the offer and sale of the Company’s common stock, preferred stock, debt securities and warrants, respectively. As discussed with the Staff, the Company is not providing a form of prospectus supplement with regard to the offer and sale of the Company’s subscription rights as the Company is undertaking to file a post-effective amendment in the event that the Company chooses to offer and sell subscription rights.

Accounting Comments

Fees and Expenses

1.	Comment: Footnotes (1), (2), and (4) state that the sales load, the offering expenses, and the total stockholder transaction expenses will be disclosed in a prospectus supplement to be filed in the future. In addition to providing these amounts in the prospectus supplement, please include the expected amount of stockholder transaction expenses in the fee table in this registration statement. For example, in the pre-effective registration statement filed on May 25, 2011, for Fidus Investment Corporation, the sales load was 7.0%, the offering expenses were 2.4%, and the total stockholder transaction expenses were 9.4%. In addition, please recalculate the expense example including the effect of the stockholder transaction expenses.

Response: The Company respectfully submits that the sales load, offering expenses and total stockholder transaction expenses are deal specific amounts that cannot be estimated in the absence of an offering. Additionally, including information about which the Company is not reasonably certain and which is not customarily disclosed may be misleading to investors. While the Company included these expenses in its pre-effective registration statement filed on May 25, 2011, that registration statement was filed in connection with the Company’s initial public offering, so the numbers were specific to the deal. The Company respectfully submits that the fees and expenses table relates to the costs and expenses that an investor in common stock will bear. Therefore, the Company will include the sales load, the offering expenses, and the total stockholder transaction expenses in a prospectus supplement when an offering pursuant to the Registration Statement relates to common stock. This approach is consistent with the shelf registration statements of other business development companies. See for example, (i) the shelf registration statement on Form N-2 for Triangle Capital Corporation (file no. 333-175160), which was declared effective by the SEC initially on October 21, 2011, (ii) the shelf registration statement on Form N-2 for PennantPark Investment Corporation (file no. 333-172524), which was declared effective by the SEC initially on September 7, 2011 (iii) the shelf registration statement on Form N-2 for Main Street Capital Corporation (file no. 333-173674), which was declared effective by the SEC initially on July 20, 2011, (iv) the shelf registration statement on Form N-2 for Fifth Street Finance Corp (file no. 333-166012), which was declared effective by the SEC initially on June 4, 2010, and (v) the shelf registration statement on Form N-2 for Ares Capital Corporation (file no. 333-158211), which was declared effective by the SEC initially on June 26, 2009.

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2.	Comment: Please verify that the estimated expenses in the fee table include the expenses that the Company may incur due to the offering of $300 million in securities. In addition, please state the assumptions (e.g. “assuming the Company issues $100 million in common stock, $100 million in preferred stock, and $100 million in debt”) in either the introductory paragraph to the fee table or in a footnote.

Response: The Company may offer $300 million in securities pursuant to the Registration Statement over the course of three years, but the Company will not issue $300 million in securities in any one year. Because the amount being registered pursuant to the Registration Statement spans the course of three years and because the Company does not currently know how many securities will be offered in any given year, the Company will include the estimated expenses in the fee table in a prospectus supplement, as applicable, rather than in the Registration Statement. As noted above, the fees and expenses table relates to the costs and expenses that an investor in common stock will bear. If an offering under the Registration Statement relates to the Company’s common stock, the terms of the offering will be described in a preliminary prospectus supplement, which will be given to potential investors in the relevant offering. Potential investors will have the opportunity to review the preliminary prospectus supplement prior to investing in the Company’s securities. The “Fees and Expenses” table in a prospectus supplement relating to common stock will set forth the specific stockholder transaction expenses applicable to the offering as well as the annual expenses (as a percentage of net assets attributable to common stock, including, the cost of servicing debt and/or preferred securities, if applicable), taking into account the estimated cost and expenses that may be incurred as a result of issuing the securities. Please see the fees and expenses table included in the Form of Preliminary Prospectus Supplement for Common Stock, attached hereto as Exhibit A.

3.	Comment: If the Company anticipates issuing debt securities or preferred stock during the next twelve months, please provide the following additional disclosure, as applicable:

Response: The Company respectfully submits that it does not anticipate issuing preferred stock during the next twelve months. Otherwise, the Company is uncertain as to the types of securities it will issue over the next twelve months because the decision to issue a particular type of security is market driven. Given the current market volatility, the Company wants the flexibility to issue various types of securities over the next twelve months. The Company respectfully submits that giving detailed information in a shelf registration statement that is uncertain, such as estimated expenses in connection with a type of security that may not be issued, could be misleading to stockholders. As previously discussed with the Staff, if an offering under the Registration Statement relates to common stock, the Company will include the relevant debt fees and expenses, if applicable, in a preliminary prospectus supplement. Potential investors will have the opportunity to review the preliminary prospectus supplement prior to investing in the Company’s securities. Please see the fees and expenses table included in the Form of Preliminary Prospectus Supplement for Common Stock, attached hereto as Exhibit A.

a.	Comment: Under the “Stockholder Transaction Expenses” section of the fee table, provide line item presentation tailored to all of the securities that the Company intends to issue. Expand the disclosure accompanying the Example to clarify that such amounts are included in the Example.

Response: As previously discussed with the Staff, the Company will include the specific fees and expenses and related information in a prospectus supplement, if the fees and expenses table is required to be included in the prospectus supplement, and will revise the disclosure accompanying the Example, as necessary. As noted above, the fees and

<August 24, 2012>

expenses table relates to the costs and expenses that an investor in common stock will bear. If an offering under the Registration Statement relates to the Company’s common stock, the terms of the offering will be described in a preliminary prospectus supplement, which will be given to potential investors in the relevant offering. Potential investors will have the opportunity to review the preliminary prospectus supplement prior to investing in the Company’s securities. The “Fees and Expenses” table in a prospectus supplement relating to common stock will set forth the specific stockholder transaction expenses applicable to the offering as well as the annual expenses (as a percentage of net assets attributable to common stock, including, the cost of servicing debt and/or preferred securities, if applicable), taking into account the estimated cost and expenses that may be incurred as a result of issuing the securities. Please see the fees and expenses table included in the Form of Preliminary Prospectus Supplement for Common Stock, attached hereto as Exhibit A.

b.	Comment: Make clear that the “Other expenses” line item includes the cost to common shareholders of all of the securities, as required. A caption for “Preferred Stock Dividend Payments” should be a specific line item in the fee table.

Response: The Company respectfully submits that the “Other Expenses” line item includes all of the expenses that are required to be reported in the line item. As explained in footnote nine to the fee table in Amendment No. 1, other expenses represent the Company’s estimated annual operating expenses, including professional fees, directors’ fees, insurance costs, expenses of our dividend reinvestment plan and payments under the Administration Agreement based on the Company’s allocable portion of overhead and other expenses incurred by its administrator. Other expenses exclude interest payments on borrowed funds, as there is a separate line item in the table for such expenses. “Interest payments on borrowed funds” includes any interest in connection with the Company’s SBA debt and would include any interest payments pursuant to a credit facility or debt securities, as applicable. The Company respectfully submits that it does not anticipate issuing preferred stock within the next twelve months; therefore, the Company has not included the “Preferred Stock Dividend Payments” line item in the fees and expenses table.

c.	Comment: Please disclose in a footnote the assumptions used when determining the amount of leverage and associated costs included in the “Interest Payments on Borrowed Funds” and/or “Preferred Stock Dividend Payments” line items in the fee table. The cost of servicing debt securities and/or preferred stock components should include all such costs stated as a percentage of net assets attributable to common shares. In addition, a separately captioned section of the prospectus should, consistent with the stated assumptions, describe the likely terms, including material covenants of the securities the Company expects to issue.

Response: The Company has revised footnote eight on page nine of Amendment No. 1 to include the assumptions used when determining the interest payments on borrowed funds. The Company respectfully submits that it does not anticipate issuing preferred stock within the next twelve months; therefore, the Company has not included the “Preferred Stock Dividend Payments” line item in the fees and expenses table. The Company respectfully submits that it has included a separately captioned section on pages 114 to 133 of Amendment No. 1 describing each type of security that the Company may issue under the Registration Statement. Additionally, the Company will include more specific terms of the securities in any relevant prospectus supplement. Please see the bracketed sections included in the Forms of Preliminary Prospectus Supplements attached hereto as Exhibits A-D.

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d.	Comment: Since all fees and expenses in the fee table that are associated with the securities must be appropriately presented based on net assets attributable to common shares, please explain in a footnote that this is because such expenses are ultimately paid by the Company’s common stockholders. It should also be clear that offering expenses of the securities, if any, will also be borne directly or indirectly by the Company’s common shareholders.

Response: Pursuant to the Staff’s request, the Company has added the requested disclosure to footnote five on page eight of Amendment No. 1. Additionally, the Company respectfully submits that the requested disclosure is included in the introduction to the fees and expenses table on page eight of Amendment No. 1 and in footnote two to the fees and expenses table on page eight of Amendment No. 1.

4.	Comment: We note the absence of the Acquired Fund Fees & Expenses line item from the Company’s fee table. Please confirm to us in your response letter that the Company will not make investments that trigger the applicable Acquired Fund Fees & Expenses disclosure.

Response: The Company confirms that, to the best of its knowledge, it will not make investments that trigger the need for applicable Acquired Fund Fees & Expenses disclosure.

5.	Comment: Footnote (7) to the fee table states that the incentive fee in the fee table “does not include an accrual reversal (in accordance with GAAP) for a capital gains incentive fee of ($20,391) for the three months ended March 31, 2012, because no capital gains incentive fee was earned and payable under the investment advisory agreement.” Please explain to the staff the circumstances that led to the accrual reversal for the capital gains incentive fee.

Response: As disclosed in footnote (7) to the Fees and Expenses table, the second part of the incentive fee is a capital gains incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory and Management Agreement between the Company and Fidus Investment Advisers, LLC (the “Investment Advisory Agreement”), as of the termination date), and equals 20.0% of the realized capital gains net of realized capital losses and unrealized capital depreciation, on a cumulative basis from inception through the end of the fiscal year. In accordance with generally accepted accounting principles (“GAAP”), the Company accrues, but does not pay, a capital gains incentive fee with any net unrealized capital appreciation, as a capital gains incentive fee would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Company Act of 1940, as amended, or the Investment Advisory Agreement. This GAAP accrual is calculated using the cumulative realized capital gains and losses and cumulative unrealized capital depreciation, if any, included in the calculation of the capital gains incentive fee payable, plus the cumulative unrealized capital appreciation, if any. If such amount is positive at the end of a period, then GAAP requires the Company to record a capital gains incentive fee accrual equal to 20% of such cumulative amount, less the aggregate amount of actual capital gains incentive fee paid or capital gains incentive fees accrued under GAAP in all prior periods. The resulting accrual for any capital gains incentive fee under GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reversal of previously accrued expense if such cumulative amount is less than in the prior period. During the three months ended March 31, 2012, as a result of a decrease in net unrealized capital appreciation, the cumulative amount decreased from the prior period; therefore, the Company

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recorded a reversal of previously accrued capital gains incentive fee in the amount of ($20,391). The amounts in the Fees and Expenses table have been updated in Amendment No. 1 for the period ending June 30, 2012. For the three months ended June 30, 2012, the Company recorded a net increase in unrealized appreciation from the prior period, and therefore accrued capital gains incentive fee of $169,675 for the period, bringing the total capital gains incentive fee accrued for the six months ended June 30, 2012 to $149,784.

Risk Factors

6.	Comment: On page 19, the disclosure states, “We intend to elect to be treated as a RIC under Subchapter M of the Code commencing with our taxable year ended December 31, 2011.” Please update this disclosure here and elsewhere in the registration statement, as appropriate, and state whether or not the Company did qualify as a RIC for the taxable year ended December 31, 2011.

Response: The Company respectfully submits that it qualified as a RIC for the taxable year ended December 31, 2011, as reflected in its tax return submitted to the Internal Revenue Service on August 23, 2012. The Company has updated the disclosure on page 19 and throughout Amendment No. 1, as appropriate, to reflect the Company’s RIC election.

Management and Other Agreements

7.	Comment: On page 87, the disclosure states, “Our investment advisor is not under any obligation to reimburse us for any part of the incentive fee it receives that was based on accrued interest that we never actually receive.” Please explain to the staff why this policy is appropriate.

Response: None of the fees payable to the Company’s investment advisor are reimbursable. The payment of income incentive fees to the Company’s investment advisor based on payment-in-kind, or accrued income, is consistent with the tax treatment for such income (i.e. accrued income is deemed taxable income in the period recognized and therefore at least 90% must be distributed to the Company’s stockholders to maintain its RIC status, regardless of whether the Company ever actually receives the accrued income in cash). Further, in the event that accrued interest recognized as income in the calculation of the income incentive fee (the first part of the incentive fee calculation) is never actually received in cash, the loss of the accrued interest would be recognized as a capital loss and therefore reduce the amount of any future capital gains incentive fee payable to the investment advisor. The Company and its board of directors also reviewed other externally managed business development companies and their respective investment advisory agreements and determined that this policy was consistent with other policies in effect. Based on all of the above reasons, the Company and its board of directors, a majority of whom are independent, believed this policy to be appropriate when approving the Investment Advisor Agreement.

Financial Statements

8.	Comment: Pursuant to FASB ASC 946-505-50-5, please disclose the tax-basis components of dividends paid (ordinary income distributions, long-term capital gains distributions, and return of capital distributions) in the notes to financial statements.

Response: The Company respectfully submits that the tax-basis components of dividends paid is included on page F-59 of Amendment No. 1 in Note 10 of the audited Notes to the Consolidated Financial Statements. Additionally, on page F-15 of Amendment No. 1 in Note 2 of the unaudited Notes to the Consolidated Financial Statements, the Company indicates that the determination of the tax attributes for the Company’s distributions is made annually, based upon its taxable income for the full year and distributions paid for the full year.

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In response to the requests contained in the Staff’s comment letter, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact me at (901) 543-5918 or hwbrown@bassberry.com or Megan Barnes at (901) 543-5955 or mbarnes@bassberry.com. Thank you in advance for your prompt attention to this matter and we look forward to hearing from you soon.

Sincerely,

/s/ Helen W. Brown

Helen W. Brown

Exhibit A

Form of Preliminary Prospectus Supplement for the Offer and Sale of Common Stock

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

FORM OF PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated                     , 2012)

SUBJECT TO COMPLETION, DATED ,

Shares

Common Stock

We are offering              shares of our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol “FDUS.” The last reported sale price on              was $             per share, and our most recently determined net asset value per share was $            .

Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. See “Risk Factors” beginning on page      of this prospectus supplement and on page      of the accompanying prospectus and “Sales of Common Stock Below Net Asset Value” [on page      of this prospectus supplement and] on page      of the accompanying prospectus.

Please read this prospectus supplement, and the accompanying prospectus, before investing, and keep it for future reference. This prospectus supplement and the accompanying prospectus contain important information about us that a prospective investor should know before investing in our common stock. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information is available free of charge by contacting us at 1603 Orrington Avenue, Suite 820, Evanston, Illinois, 60201, or by telephone at (847) 859-3940 or on our website at www.fdus.com. The information on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus. The SEC also maintains a website at www.sec.gov that contains such information.

Investing in our securities is speculative and involves numerous risks, and you could lose your entire investment if any of the risks occurs. For more information regarding these risks, please see “Risk Factors” beginning on page [    ] of this prospectus supplement and on page [    ] of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body, has approved or disapproved of these securities or determined if either this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price
Underwriting discount (sales load)
Proceeds to us before expenses(1)

(1)	Before deducting estimated expenses payable by us of approximately $ .

The underwriter expects to deliver the shares on or about             ,         .

The date of this prospectus supplement is

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the common stock we are offering and certain other matters relating to us. The second part, the accompanying prospectus, gives more general information about the securities which we may offer from time to time, some of which may not apply to the securities offered by this prospectus supplement. For information about our securities, see the corresponding section in the accompanying prospectus.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. The information contained or incorporated by reference in this prospectus supplement supersedes any inconsistent information included or incorporated by reference in the accompanying prospectus. In various places in this prospectus supplement and the accompanying prospectus, we refer you to other sections of such documents for additional information by indicating the caption heading of such other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found is listed in the table of contents above. All such cross references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “$” or “dollar” are to the lawful currency of the United States.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITER HAS NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITER IS NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND ANY DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR ANY SALES OF THE SECURITIES. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand the terms of the securities offered hereby, you should read the entire prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the shares of common stock we are offering. You should carefully read the sections titled “Risk Factors,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements contained elsewhere in the accompanying prospectus, as well as the “Risk Factors” section and the documents identified in the section “Available Information” in this prospectus supplement.

Fidus Investment Corporation is a Maryland corporation, formed on February 14, 2011, for the purpose of acquiring 100.0% of the equity interests in Fidus Mezzanine Capital, L.P., or the Fund, and its general partner, Fidus Mezzanine Capital GP, LLC, raising capital in its initial public offering, or IPO, which was completed in June 2011, and thereafter, operating as an externally managed business development company, or BDC, under the Investment Company Act of 1940, or the 1940 Act. The Fund is licensed as a small business investment company, or SBIC, by the United States Small Business Administration, or SBA. Simultaneously with the consummation of our IPO, we acquired all of the equity interests in the Fund and its former general partner as described elsewhere in the accompanying prospectus under “Formation Transactions,” whereby the Fund became our wholly owned subsidiary. Unless otherwise noted in this prospectus supplement or accompanying prospectus, the terms “we,” “us,” “our,” the “Company” and “Fidus” refer to the Fund prior to the IPO and to Fidus Investment Corporation and its subsidiaries, including the Fund, for the periods after the IPO.

As used in this prospectus supplement, the term “our investment advisor” refers to Fidus Capital, LLC prior to the Formation Transactions and Fidus Investment Advisors, LLC after the Formation Transactions. The investment professionals of Fidus Investment Advisors, LLC were also the investment professionals of Fidus Capital, LLC.

Fidus Investment Corporation

We provide customized debt and equity financing solutions to lower middle-market companies, which we define as U.S. based companies having revenues between $10.0 million and $150.0 million. Our investment objective is to provide attractive risk-adjusted returns by generating both current income from our debt investments and capital appreciation from our equity related investments. We were formed to continue and to expand the business of the Fund, which was formed in February 2007 and is licensed by the SBA as a SBIC. Our investment strategy includes partnering with business owners, management teams and financial sponsors by providing customized financing for ownership transactions, recapitalizations, strategic acquisitions, business expansion and other growth initiatives. We seek to maintain a diversified portfolio of investments in order to help mitigate the potential effects of adverse economic events related to particular companies, regions or industries.

1

We invest in companies that possess some or all of the following attributes: predictable revenues; positive cash flows; defensible and/or leading market positions; diversified customer and supplier bases; and proven management teams with strong operating discipline. We target companies in the lower middle-market with annual earnings, before interest, taxes, depreciation and amortization, or EBITDA, between $3.0 million and $20.0 million; however, we may from time to time opportunistically make investments in larger or smaller companies. Our investments typically range between $5.0 million and $15.0 million per portfolio company.

As of                     , we had debt and equity investments in      portfolio companies with an aggregate fair value of $             million. The weighted average yield on all of our debt investments as of                      was     %. Yields are computed using the effective interest rates as of                     , including accretion of original issue discount, divided by the weighted average cost of debt investments. There can be no assurance that the weighted average yield will remain at its current level.

Business Strategy

We intend to accomplish our goal of becoming the premier provider of capital to and value-added partner of lower middle-market companies by:

•	Leveraging the experience of our investment advisor;

•	Capitalizing on our strong transaction sourcing network;

•	Serving as a value-added partner with customized financing solutions;

•	Employing rigorous due diligence and underwriting processes focused on capital preservation;

•	Actively managing our portfolio;

•	Maintaining portfolio diversification; and

•	Benefiting from lower cost of capital through our SBIC subsidiary.

Investment Criteria/Guidelines

We use the following criteria and guidelines in evaluating investment opportunities and constructing our portfolio. However, not all of these criteria and guidelines have been, or will be, met in connection with each of our investments.

Value Orientation / Positive Cash Flow. Our investment advisor places a premium on analysis of business fundamentals from an investor’s perspective and has a distinct value orientation. We focus on companies with proven business models in which we can invest at relatively low multiples of operating cash flow. We also typically invest in companies with a history of profitability and minimum trailing twelve month EBITDA of $3.0 million. We do not invest in start-up companies, “turn-around” situations or companies that we believe have unproven business plans.

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Experienced Management Teams with Meaningful Equity Ownership. We target portfolio companies that have management teams with significant experience and/or relevant industry experience coupled with meaningful equity ownership. We believe management teams with these attributes are more likely to manage the companies in a manner that protects our debt investment and enhances the value of our equity investment.

Niche Market Leaders with Defensible Market Positions. We invest in companies that have developed defensible and/or leading positions within their respective markets or market niches and are well positioned to capitalize on growth opportunities. We favor companies that demonstrate significant competitive advantages, which we believe helps to protect their market position and profitability.

Diversified Customer and Supplier Base. We prefer to invest in companies that have a diversified customer and supplier base. Companies with a diversified customer and supplier base are generally better able to endure economic downturns, industry consolidation and shifting customer preferences.

Significant Invested Capital. We believe the existence of significant underlying equity value provides important support to our debt investments. With respect to our debt investments, we look for portfolio companies where we believe aggregate enterprise value significantly exceeds aggregate indebtedness, after consideration of our investment.

Viable Exit Strategy. We invest in companies that we believe will provide a steady stream of cash flow to repay our loans and reinvest in their respective businesses. In addition, we also seek to invest in companies whose business models and expected future cash flows offer attractive exit possibilities for our equity investments. We expect to exit our investments typically through one of three scenarios: (a) the sale of the company resulting in repayment of all outstanding debt and equity; (b) the recapitalization of the company through which our investments are replaced with debt or equity from a third party or parties; or (c) the repayment of the initial or remaining principal amount of our debt investment from cash flow generated by the company. In some investments, there may be scheduled amortization of some portion of our debt investment which would result in a partial exit of our investment prior to the maturity of the debt investment.

About Our Advisor

Our investment activities are managed by Fidus Investment Advisors, LLC, our investment advisor. Pursuant to the terms of the investment advisory and management agreement, which we refer to as the Investment Advisory Agreement, our investment advisor is responsible for determining the composition of our portfolio, including sourcing potential investments, conducting research and diligence on potential investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. Our investment advisor’s investment professionals seek to capitalize on their significant deal origination and sourcing, credit underwriting, due

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diligence, investment structuring, execution, portfolio management and monitoring experience. These professionals have developed a broad network of contacts within the investment community, have gained extensive experience investing in assets that constitute our primary focus and have expertise in investing across all levels of the capital structure of lower middle-market companies. For information regarding the people who control our investment advisor and their affiliations with the Company, see “Certain Relationships and Related Transactions—Investment Advisory Agreement” in the accompanying prospectus.

Our relationship with our investment advisor is governed by and dependent on the Investment Advisory Agreement and may be subject to conflicts of interest. We pay our investment advisor a fee for its services under the Investment Advisory Agreement consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.75% of the average value of our total assets (other than cash or cash equivalents but including assets purchased with borrowed amounts). The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter, subject to a 2.0% preferred return, or “hurdle,” and a “catch up” feature. The second part is determined and payable in arrears as of the end of each fiscal year in an amount equal to 20.0% of our realized capital gains and unrealized capital appreciation, if any, on a cumulative basis from inception through the end of the year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. For more information about how we compensate our investment advisor and the related conflicts of interest, see “Management and Other Agreements—Investment Advisory Agreement” and “Certain Relationships and Related Transactions—Conflicts of Interest” in the accompanying prospectus.

Our board of directors is charged with protecting our interests by monitoring how our investment advisor addresses conflicts of interest associated with its management services and compensation. While our board of directors is not expected to review or approve each borrowing or incurrence of leverage, our independent directors periodically review our investment advisor’s services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether the fees and expenses (including those related to leverage) that we pay to our investment advisor remain appropriate.

Fidus Investment Advisors, LLC is a Delaware limited liability company that is registered as an investment advisor under the Investment Advisers Act of 1940, as amended, or the Advisers Act. In addition, Fidus Investment Advisors, LLC serves as our administrator and provides us with office space, equipment and clerical, book-keeping and record-keeping services pursuant to an administration agreement, which we refer to as the Administration Agreement.

Recent Developments

[To be provided.]

The Offering

Common stock offered by us                      shares

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Common stock outstanding prior to this offering

Common stock to be outstanding after this offering

Use of proceeds	We expect that the net proceeds from this offering will be approximately $ .

We intend to use the net proceeds from this offering to make investments in lower middle-market companies in accordance with our investment objective and strategies and for working capital and general corporate purposes. See “Use of Proceeds” in this prospectus supplement for more information.

Distributions	We typically pay quarterly dividends and may pay other distributions to our stockholders out of assets legally available for distribution. Our dividends and other distributions, if any, will be determined by our board of directors. Our ability to declare distributions depends on our earnings, our overall financial condition (including our liquidity position), qualification for or maintenance of our RIC status and such other factors as our board of directors may deem relevant from time to time.

Taxation	We have elected to be treated as a Regulated Investment Company, or RIC. Accordingly, we generally will not pay corporate-level federal income taxes on any net ordinary income or capital gains that we distribute to our stockholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90.0% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.

Risk Factors	See the “Risk Factors” section below and on page 6 of the accompanying prospectus.

Nasdaq Global Select Market symbol	FDUS

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RISK FACTORS

[Applicable updates from base prospectus to be included here.]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “targets,” “projects” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	our inexperience operating a BDC;

•	our dependence on key personnel of our investment advisor and our executive officers;

•	our ability to maintain or develop referral relationships;

•	our ability to manage our business effectively;

•	our use of leverage;

•	uncertain valuations of our portfolio investments;

•	competition for investment opportunities;

•	actual and potential conflicts of interest with our investment advisor;

•	potential divergent interests of our investment advisor and our stockholders arising from our management and incentive fee structure;

•	constraint on investment due to access to material nonpublic information;

•	other potential conflicts of interest;

•	SBA regulations affecting our wholly-owned SBIC subsidiary;

•	changes in interest rates;

•	the impact of a protracted decline in the liquidity of credit markets on our business and portfolio investments;

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•	fluctuations in our quarterly operating results;

•	our ability to qualify and maintain our qualification as a RIC and as a BDC;

•	the timing, form and amount of any distributions from our portfolio companies;

•	changes in laws or regulations applicable to us;

•	possible resignation of our investment advisor or administrator;

•	the general economy and its impact on the industries in which we invest;

•	risks associated with investing in lower middle-market companies;

•	the ability of our investment advisor to identify, invest in and monitor companies that meet our investment criteria;

•	our ability to invest in qualifying assets; and

•	our ability to identify and timely close on investment opportunities.

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FEES AND EXPENSES

The following table is intended to assist you in understanding our consolidated costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus supplement contains a reference to fees or expenses paid by “you,” “us,” “the Company” or “Fidus,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)			(1)
Offering expenses borne by us (as a percentage of offering price)			(2)
Dividend reinvestment plan expenses	$		(3)

Total stockholder transaction expenses (as a percentage of offering price)		%
Annual Expenses (as a percentage of net assets attributable to common stock):
Base management fee		%	(4)
Incentive fees payable under Investment Advisory Agreement		%	(5)
Interest payments on borrowed funds		%	(6)
Other expenses		%	(7)

Total annual expenses		%	(8)

(1)	The underwriting discount with respect to our shares of commons stock sold in this offering, which is a one-time fee, is the only sales load paid in connection with this offering.
(2)	The offering expenses of this offering that are borne by us are estimated to be approximately $ .
(3)	The expenses of administering our dividend reinvestment plan are included in “Other expenses.”
(4)	Our base management fee is 1.75% of the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts) and are estimated by assuming the base management fee remains consistent with the fees incurred for the period. We may from time to time decide it is appropriate to change the terms of the Investment Advisory Agreement. Under the 1940 Act, any material change to our Investment Advisory Agreement must be submitted to stockholders for approval. See “Management and Other Agreements—Investment Advisory Agreement” in the accompanying prospectus.
(5)	This item represents our investment advisor’s incentive fees based on annualizing actual amounts earned on our pre-incentive fee net investment income for the period and assumes that the capital gains incentive fees payable at the end of the calendar year will be based on the actual cumulative realized capital gains net of cumulative realized losses and unrealized capital depreciation as of .

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The incentive fee consists of two parts:

The first, payable quarterly in arrears, equals 20.0% of our pre-incentive fee net investment income (including interest that is accrued but not yet received in cash), subject to a 2.0% quarterly (8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, our investment advisor receives no incentive fee until our pre-incentive fee net investment income equals the hurdle rate of 2.0% but then receives, as a “catch-up,” 100.0% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee is that, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, our investment advisor will receive 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply.

The second part, payable annually in arrears, equals 20.0% of our realized capital gains net of all realized capital losses and unrealized capital depreciation, if any, on a cumulative basis from inception through the end of the fiscal year (or upon the termination of the Investment Advisory Agreement, as of the termination date), less the aggregate amount of any previously paid capital gain incentive fees. We accrue, but do not pay, a capital gains incentive fee in connection with any net unrealized capital appreciation, as appropriate.

See “Management and Other Agreements—Investment Advisory Agreement” in the accompanying prospectus.

(6)	Interest payments on borrowed funds represent our estimated annual interest payments on our outstanding SBA debentures. As of , interest and fee amortization expense on outstanding SBA debentures amounted to $ . If we enter into a credit facility, interest payments on borrowed funds will include interest payments and other costs of servicing the credit facility. If we issue debt securities, interest payments on debt securities will also be included in the percentage. The amount of leverage that we employ at any particular time will depend on, among other things, our board of directors’ assessment of market and other factors at the time of any proposed borrowing.
(7)	Other expenses represent our estimated annual operating expenses, including professional fees, directors’ fees, insurance costs, expenses of our dividend reinvestment plan and payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by our administrator. See “Management and Other Agreements—Administration Agreement” in the accompanying prospectus. Other expenses exclude interest payments on borrowed funds, and if we issue debt securities or preferred stock, interest payments on debt securities and distributions with respect to preferred stock.
(8)

“Total annual expenses” is presented as a percentage of net assets attributable to common stockholders because our common stockholders bear all of our fees and expenses. “Total annual expenses” as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The

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SEC requires that the “total annual expenses” percentage be calculated as a percentage of net assets, rather than the total assets, including assets that have been purchased with borrowed amounts. If the “total annual expenses” percentage were calculated instead as a percentage of average consolidated total assets, our “total annual expenses” would be % of average consolidated total assets.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in us. In calculating the following expense amounts, we have assumed we would have no additional leverage, that none of our assets are cash or cash equivalents and that our annual operating expenses would remain at the levels set forth in the table above. Transaction expenses are not included in the following example.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our securities will bear directly or indirectly. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5.0% annual return, would either not be payable or have an insignificant impact on the expense amounts shown above, is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all distributions at net asset value, if our board of directors authorizes and we declare a cash dividend, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the distribution. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

USE OF PROCEEDS

The net proceeds from the sale of              shares of our common stock in this offering are $             after deducting underwriting discounts of $             and estimated offering expenses of approximately $             payable by us. We intend to use the net proceeds from the sale of our securities to invest in lower middle-market companies in accordance with our investment objective and strategies and for working capital and general corporate purposes. We will also pay operating expenses, including management, incentive and administrative fees, and may pay other

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expenses, from the net proceeds of any offering. We plan to raise new equity when we have attractive investment opportunities available. Pending such use, we will invest the net proceeds of this Rights offering primarily in short-term securities consistent with our BDC election and our election to be taxed as a RIC. See “Regulation—Temporary Investments” in the accompanying prospectus for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

CAPITALIZATION

You should read this table in conjunction with the historical financial statements, and the notes thereto, of Fidus contained in the accompanying prospectus. Additionally, the unaudited pro forma, as adjusted information below should be read in conjunction with, and is qualified in its entirety by, the unaudited pro forma consolidated financial statements and the notes thereto beginning on page      of the accompanying prospectus.

The following table sets forth our capitalization:

•	on an actual basis as of , ; and

•

on a pro forma, as adjusted basis to reflect the issuance and sale of              of our securities by us in this offering at the public offering price of $             per share, less estimated underwriting discounts and offering expenses payable by us.

As of ,
	Actual	Adjusted Pro Forma
(Unaudited)

Cash and cash equivalents	$	$
Borrowings (SBA debentures)
Stockholders’ equity:
Common stock, par value $0.001 per share; 100,000,000 shares authorized, shares outstanding, actual; shares outstanding, as adjusted
Additional paid-in capital
Investment income in excess of distributions
Accumulated realized gains on investments
Net unrealized appreciation of investments
Total stockholders’ equity

Total Capitalization		$

DISTRIBUTIONS AND PRICE RANGE OF COMMON STOCK

We have paid and intend to continue to distribute quarterly distributions to our stockholders out of assets legally available for distribution. Our distributions, if any, will be determined by our Board of Directors.

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On                     , the last reported net asset value per share of common stock was $             and the last reported sales price per share of common stock on the Nasdaq Global Select Market was $            . As of             ,          we had          stockholders of record.

[Additional information to be provided.]

[SALES OF COMMON STOCK BELOW NET ASSET VALUE]

[Updates from tables included in base prospectus to be provided, if applicable.]

[ADDITIONAL MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS]

[To be provided if applicable.]

UNDERWRITING

[To be provided. Disclosure dependent on underwriting terms and arrangements]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Memphis, Tennessee, and Venable LLP, Baltimore, Maryland, will pass upon the legality of certain securities offered by us and certain other matters of Maryland law. Certain legal matters in connection with this offering will be passed upon for the underwriter by             .

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey LLP (formerly McGladrey & Pullen, LLP) is the independent public accounting firm for Fidus Investment Corporation.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus supplement. The registration statement contains additional information about us and the shares of common stock being offered by this prospectus supplement.

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We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934, as amended. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. We maintain a website at http://www.fdus.com and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus supplement or the accompanying prospectus, and you should not consider information on our website to be part of this prospectus supplement or the accompanying prospectus. You may also obtain such information by contacting us in writing at 1603 Orrington Avenue, Suite 820, Evanston, Illinois 60201, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

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Common Stock

PROSPECTUS SUPPLEMENT

Exhibit B

Form of Preliminary Prospectus Supplement for the Offer and Sale of Preferred Stock

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

FORM OF PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated                      , 2012)

SUBJECT TO COMPLETION, DATED ,

$

% Series [—] Preferred Shares

(Liquidation Preference $[—] per Share)

We are offering              shares of our Series [—] Preferred Shares. [Additional summary information regarding Series [—] Preferred Shares to be provided.]

[We intend to file an application to list the [—] Preferred Shares on the Nasdaq Global Select Market under the symbol “—.” If the application is approved, we expect trading to commence within approximately 30 days after the initial delivery of the [—] Preferred Shares.] Our common stock is listed on the Nasdaq Global Select Market under the symbol “FDUS.” The last reported sale price on              was $             per share, and our most recently determined net asset value per share was $            .

Please read this prospectus supplement, and the accompanying prospectus, before investing, and keep it for future reference. This prospectus supplement and the accompanying prospectus contain important information about us that a prospective investor should know before investing in our preferred shares. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information is available free of charge by contacting us at 1603 Orrington Avenue, Suite 820 Evanston, Illinois, 60201, or by telephone at (847) 859-3940 or on our website at www.fdus.com. The information on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus. The SEC also maintains a website at www.sec.gov that contains such information.

Investing in our securities is speculative and involves numerous risks, and you could lose your entire investment if any of the risks occur. For more information regarding these risks, please see “Risk Factors” beginning on page [    ] of this prospectus supplement and on page [    ] of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body, has approved or disapproved of these securities or determined if either this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price
Underwriting discount (sales load)
Proceeds to us before expenses(1)

(1)	Before deducting estimated expenses payable by us of approximately $ .

The date of this prospectus supplement is

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Series [—] Preferred Shares we are offering and certain other matters relating to us. The second part, the accompanying prospectus, gives more general information about the securities that we may offer from time to time, some of which may not apply to the securities offered by this prospectus supplement. For information about our securities, see the corresponding section in the accompanying prospectus.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. The information contained or incorporated by reference in this prospectus supplement supersedes any inconsistent information included or incorporated by reference in the accompanying prospectus. In various places in this prospectus supplement and the accompanying prospectus, we refer you to other sections of such documents for additional information by indicating the caption heading of such other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found is listed in the table of contents above. All such cross references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “$” or “dollar” are to the lawful currency of the United States.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITER HAS NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITER IS NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND ANY DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR ANY SALES OF THE SECURITIES. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand the terms of the securities offered hereby, you should read the entire prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the             % Series [—] Preferred Shares we are offering. You should carefully read the sections titled “Risk Factors,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements contained elsewhere in the accompanying prospectus, as well as the “Risk Factors” section and the documents identified in the section “Available Information” in this prospectus supplement.

Fidus Investment Corporation is a Maryland corporation, formed on February 14, 2011, for the purpose of acquiring 100.0% of the equity interests in Fidus Mezzanine Capital, L.P., or the Fund, and its general partner, Fidus Mezzanine Capital GP, LLC, raising capital in its initial public offering, or IPO, which was completed in June 2011, and thereafter, operating as an externally managed business development company, or BDC, under the Investment Company Act of 1940, or the 1940 Act. The Fund is licensed as a small business investment company, or SBIC, by the United States Small Business Administration, or SBA. Simultaneously with the consummation of our IPO, we acquired all of the equity interests in the Fund and its former general partner as described elsewhere in the accompanying prospectus under “Formation Transactions,” whereby the Fund became our wholly owned subsidiary. Unless otherwise noted in this prospectus supplement or accompanying prospectus, the terms “we,” “us,” “our,” the “Company” and “Fidus” refer to the Fund prior to the IPO and to Fidus Investment Corporation and its subsidiaries, including the Fund, for the periods after the IPO.

As used in this prospectus supplement, the term “our investment advisor” refers to Fidus Capital, LLC prior to the Formation Transactions and Fidus Investment Advisors, LLC after the Formation Transactions. The investment professionals of Fidus Investment Advisors, LLC were also the investment professionals of Fidus Capital, LLC.

Fidus Investment Corporation

We provide customized debt and equity financing solutions to lower middle-market companies, which we define as U.S. based companies having revenues between $10.0 million and $150.0 million. Our investment objective is to provide attractive risk-adjusted returns by generating both current income from our debt investments and capital appreciation from our equity related investments. We were formed to continue and to expand the business of the Fund, which was formed in February 2007 and is licensed by the SBA as a SBIC. Our investment strategy includes partnering with business owners, management teams and financial sponsors by providing customized financing for ownership transactions, recapitalizations, strategic acquisitions, business expansion and other growth initiatives. We seek to maintain a diversified portfolio of investments in order to help mitigate the potential effects of adverse economic events related to particular companies, regions or industries.

We invest in companies that possess some or all of the following attributes: predictable revenues; positive cash flows; defensible and/or leading market positions; diversified customer and supplier bases; and proven management teams with strong operating discipline. We target companies in the lower middle-market with annual earnings, before interest, taxes, depreciation and amortization, or EBITDA, between $3.0 million and $20.0 million; however, we may from time to time opportunistically make investments in larger or smaller companies. Our investments typically range between $5.0 million and $15.0 million per portfolio company.

As of                     , we had debt and equity investments in      portfolio companies with an aggregate fair value of $             million. The weighted average yield on all of our debt investments as of              was      %. Yields are computed using the effective interest rates as of                      , including accretion of original issue discount, divided by the weighted average cost of debt investments. There can be no assurance that the weighted average yield will remain at its current level.

Business Strategy

We intend to accomplish our goal of becoming the premier provider of capital to and value-added partner of lower middle-market companies by:

•	Leveraging the experience of our investment advisor;

•	Capitalizing on our strong transaction sourcing network;

•	Serving as a value-added partner with customized financing solutions;

•	Employing rigorous due diligence and underwriting processes focused on capital preservation;

•	Actively managing our portfolio;

•	Maintaining portfolio diversification; and

•	Benefiting from lower cost of capital through our SBIC subsidiary.

Investment Criteria/Guidelines

We use the following criteria and guidelines in evaluating investment opportunities and constructing our portfolio. However, not all of these criteria and guidelines have been, or will be, met in connection with each of our investments.

Value Orientation / Positive Cash Flow. Our investment advisor places a premium on analysis of business fundamentals from an investor’s perspective and has a distinct value orientation. We focus on companies with proven business models in which we can invest at relatively low multiples of operating cash flow. We also typically invest in companies with a history of profitability and minimum trailing twelve month EBITDA of $3.0 million. We do not invest in start-up companies, “turn-around” situations or companies that we believe have unproven business plans.

Experienced Management Teams with Meaningful Equity Ownership. We target portfolio companies that have management teams with significant experience and/or relevant industry experience coupled with meaningful equity ownership. We believe management teams with these attributes are more likely to manage the companies in a manner that protects our debt investment and enhances the value of our equity investment.

Niche Market Leaders with Defensible Market Positions. We invest in companies that have developed defensible and/or leading positions within their respective markets or market niches and are well positioned to capitalize on growth opportunities. We favor companies that demonstrate significant competitive advantages, which we believe helps to protect their market position and profitability.

Diversified Customer and Supplier Base. We prefer to invest in companies that have a diversified customer and supplier base. Companies with a diversified customer and supplier base are generally better able to endure economic downturns, industry consolidation and shifting customer preferences.

Significant Invested Capital. We believe the existence of significant underlying equity value provides important support to our debt investments. With respect to our debt investments, we look for portfolio companies where we believe aggregate enterprise value significantly exceeds aggregate indebtedness, after consideration of our investment.

Viable Exit Strategy. We invest in companies that we believe will provide a steady stream of cash flow to repay our loans and reinvest in their respective businesses. In addition, we also seek to invest in companies whose business models and expected future cash flows offer attractive exit possibilities for our equity investments. We expect to exit our investments typically through one of three scenarios: (a) the sale of the company resulting in repayment of all outstanding debt and equity; (b) the recapitalization of the company through which our investments are replaced with debt or equity from a third party or parties; or (c) the repayment of the initial or remaining principal amount of our debt investment from cash flow generated by the company. In some investments, there may be scheduled amortization of some portion of our debt investment which would result in a partial exit of our investment prior to the maturity of the debt investment.

About Our Advisor

Our investment activities are managed by Fidus Investment Advisors, LLC, our investment advisor. Pursuant to the terms of the investment advisory and management agreement, which we refer to as the Investment Advisory Agreement, our investment advisor is responsible for determining the composition of our portfolio, including sourcing potential investments, conducting research and diligence on potential investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. Our investment advisor’s investment professionals seek to capitalize on their significant deal origination and sourcing, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience. These professionals have developed a broad network of contacts within the investment community, have gained extensive experience investing in assets that constitute our primary focus and have expertise in investing across all levels of the capital structure of lower middle-market companies. For information regarding the people who control our investment advisor and their affiliations with the Company, see “Certain Relationships and Related Transactions—Investment Advisory Agreement” in the accompanying prospectus.

Our relationship with our investment advisor is governed by and dependent on the Investment Advisory Agreement and may be subject to conflicts of interest. We pay our investment advisor a fee for its services under the Investment Advisory Agreement consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.75% of the average value of our total assets (other than cash or cash equivalents but including assets purchased with borrowed amounts). The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter, subject to a 2.0% preferred return, or “hurdle,” and a “catch up” feature. The second part is determined and payable in arrears as of the end of each fiscal year in an amount equal to 20.0% of our realized capital gains and unrealized capital appreciation, if any, on a cumulative basis from inception through the end of the year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. For more information about how we compensate our investment advisor and the related conflicts of interest, see “Management and Other Agreements—Investment Advisory Agreement” and “Certain Relationships and Related Transactions—Conflicts of Interest” in the accompanying prospectus.

Our board of directors is charged with protecting our interests by monitoring how our investment advisor addresses conflicts of interest associated with its management services and compensation. While our board of directors is not expected to review or approve each borrowing or incurrence of leverage, our independent directors periodically review our investment advisor’s services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether the fees and expenses (including those related to leverage) that we pay to our investment advisor remain appropriate.

Fidus Investment Advisors, LLC is a Delaware limited liability company that is registered as an investment advisor under the Investment Advisers Act of 1940, as amended, or the Advisers Act. In addition, Fidus Investment Advisors, LLC serves as our administrator and provides us with office space, equipment and clerical, book-keeping and record-keeping services pursuant to an administration agreement, which we refer to as the Administration Agreement.

Recent Developments

[To be provided]

TERMS OF THE SERIES [—] PREFERRED SHARES

Dividend Rate	The dividend rate [for the initial dividend period][1] will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , , and , commencing .][2] The payment date for the initial dividend period will be [ .][1]

Regular Dividend Periods	[Regular dividend periods will be days.][1]

Liquidation Preference	$ per share

[Non-Call Period]	[The shares may not be called for redemption at the option of the Company prior to .][2]

[Stock Exchange Listing][2]

[1]	Applicable only if the preferred shares being offered are auction rate shares.
[2]	Applicable only if the preferred shares being offered are fixed rate shares.

[Additional terms and description of the Series [—] Preferred Shares to be provided, as applicable.]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “targets,” “projects” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	our inexperience operating a BDC;

•	our dependence on key personnel of our investment advisor and our executive officers;

•	our ability to maintain or develop referral relationships;

•	our ability to manage our business effectively;

•	our use of leverage;

•	uncertain valuations of our portfolio investments;

•	competition for investment opportunities;

•	actual and potential conflicts of interest with our investment advisor;

•	potential divergent interests of our investment advisor and our stockholders arising from our management and incentive fee structure;

•	constraint on investment due to access to material nonpublic information;

•	other potential conflicts of interest;

•	SBA regulations affecting our wholly-owned SBIC subsidiary;

•	changes in interest rates;

•	the impact of a protracted decline in the liquidity of credit markets on our business and portfolio investments;

•	fluctuations in our quarterly operating results;

•	our ability to qualify and maintain our qualification as a RIC and as a BDC;

•	the timing, form and amount of any distributions from our portfolio companies;

•	changes in laws or regulations applicable to us;

•	possible resignation of our investment advisor or administrator;

•	the general economy and its impact on the industries in which we invest;

•	risks associated with investing in lower middle-market companies;

•	the ability of our investment advisor to identify, invest in and monitor companies that meet our investment criteria;

•	our ability to invest in qualifying assets; and

•	our ability to identify and timely close on investment opportunities.

RISK FACTORS

[To be provided, if updates from base prospectus are applicable.]

USE OF PROCEEDS

The net proceeds from the sale of              shares of our Series [—] Preferred Shares in this offering are $             after deducting underwriting discounts of $             and estimated offering expenses of approximately $             payable by us. We intend to use the net proceeds from the sale of our securities to invest in lower middle-market companies in accordance with our investment objective and strategies and for working capital and general corporate purposes. We will also pay operating expenses, including management, incentive and administrative fees, and may pay other expenses, from the net proceeds of any offering. We plan to raise new equity when we have attractive investment opportunities available. Pending such use, we will invest the net proceeds of this offering primarily in short-term securities consistent with our BDC election and our election to be taxed as a RIC. See “Regulation—Temporary Investments” in the accompanying prospectus for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

CAPITALIZATION

[To be provided if applicable.]

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

[Information required by Item 503(d) of Regulation S-K to be provided.]

DESCRIPTION OF THE SERIES [—] PREFERRED SHARES

[To be provided.]

[ADDITIONAL MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS]

[To be provided if required.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Memphis, Tennessee, and Venable LLP, Baltimore, Maryland, will pass upon the legality of certain securities offered by us and certain other matters of Maryland law. Certain legal matters in connection with this offering will be passed upon for the underwriter by             .

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey LLP (formerly McGladrey & Pullen, LLP) is the independent public accounting firm for Fidus Investment Corporation.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act of 1933, as amended, with respect to the Series [—] Preferred Shares offered by this prospectus supplement. The registration statement contains additional information about us and the securities being offered by this prospectus supplement.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934, as amended. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. We maintain a website at http://www.fdus.com and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus supplement or the accompanying prospectus, and you should not consider information on our website to be part of this prospectus supplement or the accompanying prospectus. You may also obtain such information by contacting us in writing at 1603 Orrington Avenue, Suite 820, Evanston, Illinois 60201, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

[—]% Series [—] Preferred Shares

(Liquidation Preference $[—] per Share)

PROSPECTUS SUPPLEMENT

Exhibit C

Form of Preliminary Prospectus Supplement for the Offer and Sale of Debt Securities

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

FORM OF PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated                     , 2012)

SUBJECT TO COMPLETION, DATED             ,

% [—] Notes [Title to be Specified]

We are offering for sale our     % notes at a principal amount per note of $            , or the Notes. The Notes will mature on             . [Insert relevant information regarding interest payments, redemption, etc.]

Please read this prospectus supplement, and the accompanying prospectus, before investing, and keep it for future reference. This prospectus supplement and the accompanying prospectus contain important information about us that a prospective investor should know before investing in our Notes. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information is available free of charge by contacting us at 1603 Orrington Avenue, Suite 820, Evanston, Illinois, 60201, or by telephone at (847) 859-3940 or on our website at www.fdus.com. The information on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus. The SEC also maintains a website at www.sec.gov that contains such information.

Investing in our Notes is speculative and involves numerous risks, and you could lose your entire investment if any of the risks occur. For more information regarding these risks, please see “Risk Factors” beginning on page      of this prospectus supplement and on page [    ] of the accompanying prospectus.

THE NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

Neither the Securities and Exchange Commission nor any other regulatory body, has approved or disapproved of these Notes or determined if either this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting discount (sales load)	$	$
Proceeds to us before expenses(1)	$	$

(1)	Before deducting estimated expenses payable by us of approximately $ , which represents approximately $ per Note.

The Notes will be ready for delivery on or about             ,             .

The date of this prospectus supplement is

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Notes we are offering and certain other matters relating to us. The second part, the accompanying prospectus, gives more general information about the securities that we may offer from time to time, some of which may not apply to the securities offered by this prospectus supplement. For information about our securities, see the corresponding section in the accompanying prospectus.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. The information contained or incorporated by reference in this prospectus supplement supersedes any inconsistent information included or incorporated by reference in the accompanying prospectus. In various places in this prospectus supplement and the accompanying prospectus, we refer you to other sections of such documents for additional information by indicating the caption heading of such other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found is listed in the table of contents above. All such cross references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “$” or “dollar” are to the lawful currency of the United States.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITER HAS NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITER IS NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND ANY DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR ANY SALES OF THE SECURITIES. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand the terms of the securities offered hereby, you should read the entire prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the Notes we are offering. You should carefully read the sections titled “Risk Factors,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements contained elsewhere in the accompanying prospectus, as well as the “Risk Factors” section and the documents identified in the section “Available Information” in this prospectus supplement.

Fidus Investment Corporation is a Maryland corporation, formed on February 14, 2011, for the purpose of acquiring 100.0% of the equity interests in Fidus Mezzanine Capital, L.P., or the Fund, and its general partner, Fidus Mezzanine Capital GP, LLC, raising capital in its initial public offering, or IPO, which was completed in June 2011, and thereafter, operating as an externally managed business development company, or BDC, under the Investment Company Act of 1940, or the 1940 Act. The Fund is licensed as a small business investment company, or SBIC, by the United States Small Business Administration, or SBA. Simultaneously with the consummation of our IPO, we acquired all of the equity interests in the Fund and its former general partner as described elsewhere in the accompanying prospectus under “Formation Transactions,” whereby the Fund became our wholly owned subsidiary. Unless otherwise noted in this prospectus supplement or accompanying prospectus, the terms “we,” “us,” “our,” the “Company” and “Fidus” refer to the Fund prior to the IPO and to Fidus Investment Corporation and its subsidiaries, including the Fund, for the periods after the IPO.

As used in this prospectus supplement, the term “our investment advisor” refers to Fidus Capital, LLC prior to the Formation Transactions and Fidus Investment Advisors, LLC after the Formation Transactions. The investment professionals of Fidus Investment Advisors, LLC were also the investment professionals of Fidus Capital, LLC.

Fidus Investment Corporation

We provide customized debt and equity financing solutions to lower middle-market companies, which we define as U.S. based companies having revenues between $10.0 million and $150.0 million. Our investment objective is to provide attractive risk-adjusted returns by generating both current income from our debt investments and capital appreciation from our equity related investments. We were formed to continue and to expand the business of the Fund, which was formed in February 2007 and is licensed by the SBA as a SBIC. Our investment strategy includes partnering with business owners, management teams and financial sponsors by providing customized financing for ownership transactions, recapitalizations, strategic acquisitions, business expansion and other growth initiatives. We seek to maintain a diversified portfolio of investments in order to help mitigate the potential effects of adverse economic events related to particular companies, regions or industries.

We invest in companies that possess some or all of the following attributes: predictable revenues; positive cash flows; defensible and/or leading market positions; diversified customer

1

and supplier bases; and proven management teams with strong operating discipline. We target companies in the lower middle-market with annual earnings, before interest, taxes, depreciation and amortization, or EBITDA, between $3.0 million and $20.0 million; however, we may from time to time opportunistically make investments in larger or smaller companies. Our investments typically range between $5.0 million and $15.0 million per portfolio company.

As of                     , we had debt and equity investments in     portfolio companies with an aggregate fair value of $             million. The weighted average yield on all of our debt investments as of             was     %. Yields are computed using the effective interest rates as of             , including accretion of original issue discount, divided by the weighted average cost of debt investments. There can be no assurance that the weighted average yield will remain at its current level.

Business Strategy

We intend to accomplish our goal of becoming the premier provider of capital to and value-added partner of lower middle-market companies by:

•	Leveraging the experience of our investment advisor;

•	Capitalizing on our strong transaction sourcing network;

•	Serving as a value-added partner with customized financing solutions;

•	Employing rigorous due diligence and underwriting processes focused on capital preservation;

•	Actively managing our portfolio;

•	Maintaining portfolio diversification; and

•	Benefiting from lower cost of capital through our SBIC subsidiary.

Investment Criteria/Guidelines

We use the following criteria and guidelines in evaluating investment opportunities and constructing our portfolio. However, not all of these criteria and guidelines have been, or will be, met in connection with each of our investments.

Value Orientation / Positive Cash Flow. Our investment advisor places a premium on analysis of business fundamentals from an investor’s perspective and has a distinct value orientation. We focus on companies with proven business models in which we can invest at relatively low multiples of operating cash flow. We also typically invest in companies with a history of profitability and minimum trailing twelve month EBITDA of $3.0 million. We do not invest in start-up companies, “turn-around” situations or companies that we believe have unproven business plans.

2

Experienced Management Teams with Meaningful Equity Ownership. We target portfolio companies that have management teams with significant experience and/or relevant industry experience coupled with meaningful equity ownership. We believe management teams with these attributes are more likely to manage the companies in a manner that protects our debt investment and enhances the value of our equity investment.

Niche Market Leaders with Defensible Market Positions. We invest in companies that have developed defensible and/or leading positions within their respective markets or market niches and are well positioned to capitalize on growth opportunities. We favor companies that demonstrate significant competitive advantages, which we believe helps to protect their market position and profitability.

Diversified Customer and Supplier Base. We prefer to invest in companies that have a diversified customer and supplier base. Companies with a diversified customer and supplier base are generally better able to endure economic downturns, industry consolidation and shifting customer preferences.

Significant Invested Capital. We believe the existence of significant underlying equity value provides important support to our debt investments. With respect to our debt investments, we look for portfolio companies where we believe aggregate enterprise value significantly exceeds aggregate indebtedness, after consideration of our investment.

Viable Exit Strategy. We invest in companies that we believe will provide a steady stream of cash flow to repay our loans and reinvest in their respective businesses. In addition, we also seek to invest in companies whose business models and expected future cash flows offer attractive exit possibilities for our equity investments. We expect to exit our investments typically through one of three scenarios: (a) the sale of the company resulting in repayment of all outstanding debt and equity; (b) the recapitalization of the company through which our investments are replaced with debt or equity from a third party or parties; or (c) the repayment of the initial or remaining principal amount of our debt investment from cash flow generated by the company. In some investments, there may be scheduled amortization of some portion of our debt investment which would result in a partial exit of our investment prior to the maturity of the debt investment.

About Our Advisor

Our investment activities are managed by Fidus Investment Advisors, LLC, our investment advisor. Pursuant to the terms of the investment advisory and management agreement, which we refer to as the Investment Advisory Agreement, our investment advisor is responsible for determining the composition of our portfolio, including sourcing potential investments, conducting research and diligence on potential investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. Our investment advisor’s investment professionals seek to capitalize on their significant deal origination and sourcing, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience. These professionals have developed a broad network of contacts within the investment community, have gained extensive experience investing in assets that constitute our primary

3

focus and have expertise in investing across all levels of the capital structure of lower middle-market companies. For information regarding the people who control our investment advisor and their affiliations with the Company, see “Certain Relationships and Related Transactions—Investment Advisory Agreement” in the accompanying prospectus.

Our relationship with our investment advisor is governed by and dependent on the Investment Advisory Agreement and may be subject to conflicts of interest. We pay our investment advisor a fee for its services under the Investment Advisory Agreement consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.75% of the average value of our total assets (other than cash or cash equivalents but including assets purchased with borrowed amounts). The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter, subject to a 2.0% preferred return, or “hurdle,” and a “catch up” feature. The second part is determined and payable in arrears as of the end of each fiscal year in an amount equal to 20.0% of our realized capital gains and unrealized capital appreciation, if any, on a cumulative basis from inception through the end of the year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. For more information about how we compensate our investment advisor and the related conflicts of interest, see “Management and Other Agreements—Investment Advisory Agreement” and “Certain Relationships and Related Transactions —Conflicts of Interest” in the accompanying prospectus.

Our board of directors is charged with protecting our interests by monitoring how our investment advisor addresses conflicts of interest associated with its management services and compensation. While our board of directors is not expected to review or approve each borrowing or incurrence of leverage, our independent directors periodically review our investment advisor’s services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether the fees and expenses (including those related to leverage) that we pay to our investment advisor remain appropriate.

Fidus Investment Advisors, LLC is a Delaware limited liability company that is registered as an investment advisor under the Investment Advisers Act of 1940, as amended, or the Advisers Act. In addition, Fidus Investment Advisors, LLC serves as our administrator and provides us with office space, equipment and clerical, book-keeping and record-keeping services pursuant to an administration agreement, which we refer to as the Administration Agreement.

Recent Developments

[To be provided]

4

TERMS OF THE NOTES OFFERING

Principal Amount	The principal amount of the Notes is $ in the aggregate and $ per Note.

Maturity	The principal amount of the Notes will become due and payable on .

Interest Rate	The interest rate will be %.

Frequency of Payment	Interest will be paid commencing .

Prepayment Protections	[To be provided.]

[Conversion/Exchange]	[To be provided.]

[Stock Exchange Listing]	[To be provided.]

Principle Payable at Maturity	[To be provided].

5

RISK FACTORS

[To be provided based on terms of debt offering and updates from base prospectus.]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “targets,” “projects” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	our inexperience operating a BDC;

•	our dependence on key personnel of our investment advisor and our executive officers;

•	our ability to maintain or develop referral relationships;

•	our ability to manage our business effectively;

•	our use of leverage;

•	uncertain valuations of our portfolio investments;

•	competition for investment opportunities;

•	actual and potential conflicts of interest with our investment advisor;

•	potential divergent interests of our investment advisor and our stockholders arising from our management and incentive fee structure;

•	constraint on investment due to access to material nonpublic information;

•	other potential conflicts of interest;

•	SBA regulations affecting our wholly-owned SBIC subsidiary;

•	changes in interest rates;

•	the impact of a protracted decline in the liquidity of credit markets on our business and portfolio investments;

6

•	fluctuations in our quarterly operating results;

•	our ability to qualify and maintain our qualification as a RIC and as a BDC;

•	the timing, form and amount of any distributions from our portfolio companies;

•	changes in laws or regulations applicable to us;

•	possible resignation of our investment advisor or administrator;

•	the general economy and its impact on the industries in which we invest;

•	risks associated with investing in lower middle-market companies;

•	the ability of our investment advisor to identify, invest in and monitor companies that meet our investment criteria;

•	our ability to invest in qualifying assets; and

•	our ability to identify and timely close on investment opportunities.

USE OF PROCEEDS

We estimate the net proceeds of the Notes Offering to be $            , based on the public offering price of $             per Note assuming all Notes offered are sold and that the expenses related to the Notes Offering, estimated at $            , are paid and after deduction of the underwriting discount. We intend to use the net proceeds from the sale of our securities to invest in lower middle-market companies in accordance with our investment objective and strategies and for working capital and general corporate purposes. We will also pay operating expenses, including management, incentive and administrative fees, and may pay other expenses, from the net proceeds of any offering. We plan to raise new equity when we have attractive investment opportunities available. Pending such use, we will invest the net proceeds of this Notes offering primarily in short-term securities consistent with our BDC election and our election to be taxed as a RIC. See “Regulation—Temporary Investments” in the accompanying prospectus for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

7

RATIOS OF EARNINGS TO FIXED CHARGES

For the years ended December 31, [—] and [—], and the [—] months ended [—], the ratios of earnings to fixed charges of the Company, computed as set forth below, were as follows:

[Insert table]

For purposes of computing the ratios of earnings to fixed charges, earnings represent net increase in net assets resulting from operations plus (or minus) income tax provision (benefit) including excise tax expense plus fixed charges. Fixed charges include interest and credit facility fees and amortization of deferred financing fees.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Memphis, Tennessee, and Venable LLP, Baltimore, Maryland, will pass upon the legality of certain securities offered by us and certain other matters of Maryland law. Certain legal matters in connection with this offering will be passed upon for the underwriter by .

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey LLP (formerly McGladrey & Pullen, LLP) is the independent public accounting firm for Fidus Investment Corporation.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act of 1933, as amended, with respect to the Notes offered by this prospectus supplement. The registration statement contains additional information about us and the securities being offered by this prospectus supplement.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934, as amended. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at

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(202) 551-8090. We maintain a website at http://www.fdus.com and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus supplement or the accompanying prospectus, and you should not consider information on our website to be part of this prospectus supplement or the accompanying prospectus. You may also obtain such information by contacting us in writing at 1603 Orrington Avenue, Suite 820, Evanston, Illinois 60201, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

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% [—] Notes [Title to be Specified]

PROSPECTUS SUPPLEMENT

Exhibit D

Form of Preliminary Prospectus Supplement for the Offer and Sale of Warrants

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

FORM OF PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 2012)

SUBJECT TO COMPLETION, DATED             ,

Warrants to Purchase up to [—] Shares of [Type of Security]

We are offering              warrants, or the Warrants, to purchase up to              [type of security]. Each Warrant entitles the holder to purchase              [type of security]. The exercise price will be $             per warrant. The warrants will be exercisable beginning on             , 20    , and will expire on             , 20    , or earlier upon redemption.

[Our common stock is listed on the Nasdaq Global Select Market under the symbol “FDUS.” The last reported sale price on              was $             per share, and our most recently determined net asset value per share was $            .] There is no established public trading market for the warrants, and we do not expect a market to develop. In addition, we do not currently intend to apply for listing of the warrants on any national securities exchange or other nationally recognized trading system.

Please read this prospectus supplement and the accompanying prospectus before investing, and keep it for future reference. This prospectus supplement and the accompanying prospectus contain important information about us that a prospective investor should know before investing in our Warrants. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information is available free of charge by contacting us at 1603 Orrington Avenue, Suite 820 Evanston, Illinois, 60201, or by telephone at (847) 859-3940 or on our website at www.fdus.com. The information on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus. The SEC also maintains a website at www.sec.gov that contains such information.

Investing in our Warrants is speculative and involves numerous risks, and you could lose your entire investment if any of the risks occur. For more information regarding these risks, please see “Risk Factors” beginning on page [    ] of this prospectus supplement and on page [    ] of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body, has approved or disapproved of these securities or determined if either this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Warrant	Total
Public offering price
Sales load (underwriting discount)
Proceeds to us before expenses(1)

(1)	Before deducting estimated expenses payable by us of approximately $ .

The date of this prospectus supplement is

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Warrants we are offering and certain other matters relating to us. The second part, the accompanying prospectus, gives more general information about the securities that we may offer from time to time, some of which may not apply to the securities offered by this prospectus supplement. For information about our securities, see the corresponding section in the accompanying prospectus.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. The information contained or incorporated by reference in this prospectus supplement supersedes any inconsistent information included or incorporated by reference in the accompanying prospectus. In various places in this prospectus supplement and the accompanying prospectus, we refer you to other sections of such documents for additional information by indicating the caption heading of such other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found is listed in the table of contents above. All such cross references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “$” or “dollar” are to the lawful currency of the United States.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITER HAS NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITER IS NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND ANY DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR ANY SALES OF THE SECURITIES. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand the terms of the securities offered hereby, you should read the entire prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the Warrants we are offering. You should carefully read the sections titled “Risk Factors,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements contained elsewhere in the accompanying prospectus, as well as the “Risk Factors” section and the documents identified in the section “Available Information” in this prospectus supplement.

Fidus Investment Corporation is a Maryland corporation, formed on February 14, 2011, for the purpose of acquiring 100.0% of the equity interests in Fidus Mezzanine Capital, L.P., or the Fund, and its general partner, Fidus Mezzanine Capital GP, LLC, raising capital in its initial public offering, or IPO, which was completed in June 2011, and thereafter, operating as an externally managed business development company, or BDC, under the Investment Company Act of 1940, or the 1940 Act. The Fund is licensed as a small business investment company, or SBIC, by the United States Small Business Administration, or SBA. Simultaneously with the consummation of our IPO, we acquired all of the equity interests in the Fund and its former general partner as described elsewhere in the accompanying prospectus under “Formation Transactions,” whereby the Fund became our wholly owned subsidiary. Unless otherwise noted in this prospectus supplement or accompanying prospectus, the terms “we,” “us,” “our,” the “Company” and “Fidus” refer to the Fund prior to the IPO and to Fidus Investment Corporation and its subsidiaries, including the Fund, for the periods after the IPO.

As used in this prospectus supplement, the term “our investment advisor” refers to Fidus Capital, LLC prior to the Formation Transactions and Fidus Investment Advisors, LLC after the Formation Transactions. The investment professionals of Fidus Investment Advisors, LLC were also the investment professionals of Fidus Capital, LLC.

Fidus Investment Corporation

We provide customized debt and equity financing solutions to lower middle-market companies, which we define as U.S. based companies having revenues between $10.0 million and $150.0 million. Our investment objective is to provide attractive risk-adjusted returns by generating both current income from our debt investments and capital appreciation from our equity related investments. We were formed to continue and to expand the business of the Fund, which was formed in February 2007 and is licensed by the SBA as a SBIC. Our investment strategy includes partnering with business owners, management teams and financial sponsors by providing customized financing for ownership transactions, recapitalizations, strategic acquisitions, business expansion and other growth initiatives. We seek to maintain a diversified portfolio of investments in order to help mitigate the potential effects of adverse economic events related to particular companies, regions or industries.

We invest in companies that possess some or all of the following attributes: predictable revenues; positive cash flows; defensible and/or leading market positions; diversified customer

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and supplier bases; and proven management teams with strong operating discipline. We target companies in the lower middle-market with annual earnings, before interest, taxes, depreciation and amortization, or EBITDA, between $3.0 million and $20.0 million; however, we may from time to time opportunistically make investments in larger or smaller companies. Our investments typically range between $5.0 million and $15.0 million per portfolio company.

As of                     , we had debt and equity investments in      portfolio companies with an aggregate fair value of $             million. The weighted average yield on all of our debt investments as of                      was     %. Yields are computed using the effective interest rates as of             , including accretion of original issue discount, divided by the weighted average cost of debt investments. There can be no assurance that the weighted average yield will remain at its current level.

Business Strategy

We intend to accomplish our goal of becoming the premier provider of capital to and value-added partner of lower middle-market companies by:

•	Leveraging the experience of our investment advisor;

•	Capitalizing on our strong transaction sourcing network;

•	Serving as a value-added partner with customized financing solutions;

•	Employing rigorous due diligence and underwriting processes focused on capital preservation;

•	Actively managing our portfolio;

•	Maintaining portfolio diversification; and

•	Benefiting from lower cost of capital through our SBIC subsidiary.

Investment Criteria/Guidelines

We use the following criteria and guidelines in evaluating investment opportunities and constructing our portfolio. However, not all of these criteria and guidelines have been, or will be, met in connection with each of our investments.

Value Orientation / Positive Cash Flow. Our investment advisor places a premium on analysis of business fundamentals from an investor’s perspective and has a distinct value orientation. We focus on companies with proven business models in which we can invest at relatively low multiples of operating cash flow. We also typically invest in companies with a history of profitability and minimum trailing twelve month EBITDA of $3.0 million. We do not invest in start-up companies, “turn-around” situations or companies that we believe have unproven business plans.

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Experienced Management Teams with Meaningful Equity Ownership. We target portfolio companies that have management teams with significant experience and/or relevant industry experience coupled with meaningful equity ownership. We believe management teams with these attributes are more likely to manage the companies in a manner that protects our debt investment and enhances the value of our equity investment.

Niche Market Leaders with Defensible Market Positions. We invest in companies that have developed defensible and/or leading positions within their respective markets or market niches and are well positioned to capitalize on growth opportunities. We favor companies that demonstrate significant competitive advantages, which we believe helps to protect their market position and profitability.

Diversified Customer and Supplier Base. We prefer to invest in companies that have a diversified customer and supplier base. Companies with a diversified customer and supplier base are generally better able to endure economic downturns, industry consolidation and shifting customer preferences.

Significant Invested Capital. We believe the existence of significant underlying equity value provides important support to our debt investments. With respect to our debt investments, we look for portfolio companies where we believe aggregate enterprise value significantly exceeds aggregate indebtedness, after consideration of our investment.

Viable Exit Strategy. We invest in companies that we believe will provide a steady stream of cash flow to repay our loans and reinvest in their respective businesses. In addition, we also seek to invest in companies whose business models and expected future cash flows offer attractive exit possibilities for our equity investments. We expect to exit our investments typically through one of three scenarios: (a) the sale of the company resulting in repayment of all outstanding debt and equity; (b) the recapitalization of the company through which our investments are replaced with debt or equity from a third party or parties; or (c) the repayment of the initial or remaining principal amount of our debt investment from cash flow generated by the company. In some investments, there may be scheduled amortization of some portion of our debt investment which would result in a partial exit of our investment prior to the maturity of the debt investment.

About Our Advisor

Our investment activities are managed by Fidus Investment Advisors, LLC, our investment advisor. Pursuant to the terms of the investment advisory and management agreement, which we refer to as the Investment Advisory Agreement, our investment advisor is responsible for determining the composition of our portfolio, including sourcing potential investments, conducting research and diligence on potential investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. Our investment advisor’s investment professionals seek to capitalize on their significant deal origination and sourcing, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience. These professionals have developed a broad network of contacts within the investment community, have gained extensive experience investing in assets that constitute our primary

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focus and have expertise in investing across all levels of the capital structure of lower middle-market companies. For information regarding the people who control our investment advisor and their affiliations with the Company, see “Certain Relationships and Related Transactions—Investment Advisory Agreement” in the accompanying prospectus.

Our relationship with our investment advisor is governed by and dependent on the Investment Advisory Agreement and may be subject to conflicts of interest. We pay our investment advisor a fee for its services under the Investment Advisory Agreement consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.75% of the average value of our total assets (other than cash or cash equivalents but including assets purchased with borrowed amounts). The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter, subject to a 2.0% preferred return, or “hurdle,” and a “catch up” feature. The second part is determined and payable in arrears as of the end of each fiscal year in an amount equal to 20.0% of our realized capital gains and unrealized capital appreciation, if any, on a cumulative basis from inception through the end of the year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. For more information about how we compensate our investment advisor and the related conflicts of interest, see “Management and Other Agreements—Investment Advisory Agreement” and “Certain Relationships and Related Transactions —Conflicts of Interest” in the accompanying prospectus.

Our board of directors is charged with protecting our interests by monitoring how our investment advisor addresses conflicts of interest associated with its management services and compensation. While our board of directors is not expected to review or approve each borrowing or incurrence of leverage, our independent directors periodically review our investment advisor’s services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether the fees and expenses (including those related to leverage) that we pay to our investment advisor remain appropriate.

Fidus Investment Advisors, LLC is a Delaware limited liability company that is registered as an investment advisor under the Investment Advisers Act of 1940, as amended, or the Advisers Act. In addition, Fidus Investment Advisors, LLC serves as our administrator and provides us with office space, equipment and clerical, book-keeping and record-keeping services pursuant to an administration agreement, which we refer to as the Administration Agreement.

Recent Developments

[To be provided]

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TERMS OF THE WARRANTS

Exercise Price	[To be provided.]

Exercise Period	[To be provided.]

[Stock Exchange Listing]	[To be provided.]

[Non-Call Period]	[To be provided.]

[Additional terms and description of warrants to be provided, as applicable]

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “targets,” “projects” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	our inexperience operating a BDC;

•	our dependence on key personnel of our investment advisor and our executive officers;

•	our ability to maintain or develop referral relationships;

•	our ability to manage our business effectively;

•	our use of leverage;

•	uncertain valuations of our portfolio investments;

•	competition for investment opportunities;

•	actual and potential conflicts of interest with our investment advisor;

•	potential divergent interests of our investment advisor and our stockholders arising from our management and incentive fee structure;

•	constraint on investment due to access to material nonpublic information;

•	other potential conflicts of interest;

•	SBA regulations affecting our wholly-owned SBIC subsidiary;

•	changes in interest rates;

•	the impact of a protracted decline in the liquidity of credit markets on our business and portfolio investments;

•	fluctuations in our quarterly operating results;

•	our ability to qualify and maintain our qualification as a RIC and as a BDC;

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•	the timing, form and amount of any distributions from our portfolio companies;

•	changes in laws or regulations applicable to us;

•	possible resignation of our investment advisor or administrator;

•	the general economy and its impact on the industries in which we invest;

•	risks associated with investing in lower middle-market companies;

•	the ability of our investment advisor to identify, invest in and monitor companies that meet our investment criteria;

•	our ability to invest in qualifying assets; and

•	our ability to identify and timely close on investment opportunities.

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FEES AND EXPENSES

[Include this section if warrants are for the purchase of common stock.]

The following table is intended to assist you in understanding our consolidated costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus supplement contains a reference to fees or expenses paid by “you,” “us,” “the Company” or “Fidus,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)		(1)
Offering expenses borne by us (as a percentage of offering price)		(2)
Dividend reinvestment plan expenses	$	(3)

Total stockholder transaction expenses (as a percentage of offering price)%
Annual Expenses (as a percentage of net assets attributable to common stock):
Base management fee	%	(4)
Incentive fees payable under Investment Advisory Agreement	%	(5)
Interest payments on borrowed funds	%	(6)
Other expenses	%	(7)

Total annual expenses	%	(8)

(1)	The underwriting discount with respect to our warrants for the purchase of common stock sold in this offering.
(2)	The offering expenses of this offering that are borne by us are estimated to be approximately $ .
(3)	The expenses of administering our dividend reinvestment plan are included in “Other expenses.”
(4)	Our base management fee is 1.75% of the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts) and are estimated by assuming the base management fee remains consistent with the fees incurred for the period. We may from time to time decide it is appropriate to change the terms of the Investment Advisory Agreement. Under the 1940 Act, any material change to our Investment Advisory Agreement must be submitted to stockholders for approval. See “Management and Other Agreements—Investment Advisory Agreement” in the accompanying prospectus.
(5)	This item represents our investment advisor’s incentive fees based on annualizing actual amounts earned on our pre-incentive fee net investment income for the period and assumes that the capital gains incentive fees payable at the end of the calendar year will be based on the actual cumulative realized capital gains net of cumulative realized losses and unrealized capital depreciation as of .

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The incentive fee consists of two parts:

The first, payable quarterly in arrears, equals 20.0% of our pre-incentive fee net investment income (including interest that is accrued but not yet received in cash), subject to a 2.0% quarterly (8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, our investment advisor receives no incentive fee until our pre-incentive fee net investment income equals the hurdle rate of 2.0% but then receives, as a “catch-up,” 100.0% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee is that, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, our investment advisor will receive 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply.

The second part, payable annually in arrears, equals 20.0% of our realized capital gains net of all realized capital losses and unrealized capital depreciation, if any, on a cumulative basis from inception through the end of the fiscal year (or upon the termination of the Investment Advisory Agreement, as of the termination date), less the aggregate amount of any previously paid capital gain incentive fees. We accrue, but do not pay, a capital gains incentive fee in connection with any net unrealized capital appreciation, as appropriate.

See “Management and Other Agreements—Investment Advisory Agreement” in the accompanying prospectus.

(6)	Interest payments on borrowed funds represent our estimated annual interest payments on our outstanding SBA debentures. As of , interest and fee amortization expense on outstanding SBA debentures amounted to $ . If we enter into a credit facility, interest payments on borrowed funds will include interest payments and other costs of servicing the credit facility. If we issue debt securities, interest payments on debt securities will also be included in the percentage. The amount of leverage that we employ at any particular time will depend on, among other things, our board of directors’ assessment of market and other factors at the time of any proposed borrowing.
(7)	Other expenses represent our estimated annual operating expenses, including professional fees, directors’ fees, insurance costs, expenses of our dividend reinvestment plan and payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by our administrator. See “Management and Other Agreements—Administration Agreement” in the accompanying prospectus. Other expenses exclude interest payments on borrowed funds, and if we issue debt securities or preferred stock, interest payments on debt securities and distributions with respect to preferred stock.
(8)

“Total annual expenses” is presented as a percentage of net assets attributable to common stockholders because our common stockholders bear all of our fees and expenses. “Total annual expenses” as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not

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leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the “total annual expenses” percentage be calculated as a percentage of net assets, rather than the total assets, including assets that have been purchased with borrowed amounts. If the “total annual expenses” percentage were calculated instead as a percentage of average consolidated total assets, our “total annual expenses” would be % of average consolidated total assets.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in us. In calculating the following expense amounts, we have assumed we would have no additional leverage, that none of our assets are cash or cash equivalents and that our annual operating expenses would remain at the levels set forth in the table above. Transaction expenses are not included in the following example.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our securities will bear directly or indirectly. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5.0% annual return, would either not be payable or have an insignificant impact on the expense amounts shown above, is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all distributions at net asset value, if our board of directors authorizes and we declare a cash dividend, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the distribution. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

RISK FACTORS

[To be provided, if additions are needed to update the risk factors in the base prospectus.]

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USE OF PROCEEDS

We estimate the net proceeds of this offering to be $            , based on the price per Warrant of $            , assuming all Warrants offered are sold and that the expenses related to this offering, estimated at $            , are paid and after deduction of the fees due to our underwriter. We intend to use the net proceeds from the sale of our securities to invest in lower middle-market companies in accordance with our investment objective and strategies and for working capital and general corporate purposes. We will also pay operating expenses, including management, incentive and administrative fees, and may pay other expenses, from the net proceeds of any offering. We plan to raise new equity when we have attractive investment opportunities available. Pending such use, we will invest the net proceeds of this offering primarily in short-term securities consistent with our BDC election and our election to be taxed as a RIC. See “Regulation—Temporary Investments” in the accompanying prospectus for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

CAPITALIZATION

[To be provided, if applicable.]

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

[Include this section if warrants are for the purchase of common stock.]

On             , the last reported net asset value per share of common stock was $             and the last reported sales price per share of common stock on the Nasdaq Global Select Market was $            .

[Additional information to be provided as applicable.]

DESCRIPTION OF WARRANTS

[To be provided.]

ADDITIONAL MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

[To be provided if required.]

PLAN OF DISTRIBUTION

[To be provided]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Memphis, Tennessee, and Venable LLP, Baltimore, Maryland, will pass upon the legality of certain securities offered by us and certain other matters of Maryland law. Certain legal matters in connection with this offering will be passed upon for the underwriter by             .

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey LLP (formerly McGladrey & Pullen, LLP) is the independent public accounting firm for Fidus Investment Corporation.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act of 1933, as amended, with respect to the [type of security] through Warrants offered by this prospectus supplement. The registration statement contains additional information about us and the securities being offered by this prospectus supplement.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934, as amended. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. We maintain a website at http://www.fdus.com and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus supplement or the accompanying prospectus, and you should not consider information on our website to be part of this prospectus supplement or the accompanying prospectus. You may also obtain such information by contacting us in writing at 1603 Orrington Avenue, Suite 820, Evanston, Illinois 60201, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

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Warrants to Purchase up to [—] Shares of [Type of Security]

PROSPECTUS SUPPLEMENT